UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2025

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2025

COSAN S.A.

By:	/s/ Rodrigo Araujo Alves
	Name:	Rodrigo Araujo Alves
	Title:	Chief Financial Officer

1

Results

2Q25

cosan

São Paulo, August 14, 2025 – COSAN S.A. (B3: CSAN3; NYSE: CSAN) announces today its results for the second quarter of 2025 (2Q25), in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS). Comparisons in this release consider 2Q25 vs. 2Q24, except when indicated otherwise.

2Q25 Highlights

EBITDA[1]	Net Income	Net Debt
Under Management[2]	Cosan Corporate[3]	Cosan Corporate[3]
R$6.0 bn	**R$(0.9) bn**	**R$17.5 bn**
(R$ 7.3 bn at 2Q24)	(R$ (0.2) bn at 2Q24)	(R$ 17.5 bn at 1Q25)

Dividends and IoC Received	DSCR[4]	LTIF[5]
Cosan Corporate[3]	Cosan Corporate[3]	Cosan Portfolio[6]
R$0.6 bn	**1.2x LTM**	**0.27**
(R$ 2.1 bn at 2Q24)	(1.2x at 1Q25)	(0.30 at 1Q25)[7]

1) Includes non-recurring effects as detailed in this document; (2) EBITDA under management: 100% of the adjusted EBITDA from Cosan S.A.'s businesses; (3) Cosan Corporate composition as detailed in this report; (4) Debt Service Coverage Ratio = Net dividends and interest on capital received LTM / Interest Paid LTM; (5) Lost time injury frequency = Number of accidents per million hours worked; (6) Considers information from Rumo, Compass, Moove, Radar, Cosan Holding, and Raízen; 7) Value changed due to the consolidation of Compagas.

In the second quarter, we once again faced macroeconomic events that brought volatility and challenges. Domestically, in addition to a restrictive interest rate environment, we dealt with changes in IOF tax rates, while internationally, new tariffs imposed by the United States added pressure. Despite the challenging scenario, our portfolio delivered solid results. At Rumo, transported volume increased, with market share gains in exports through Mato Grosso and Santos Port. Through disciplined cost management, the company preserved its margins and delivered results that outperformed the previous year, despite a more challenging competitive environment than initially expected. Compass posted another quarter of strong recurring growth, with higher volume of natural gas distributed and a better mix, especially in the residential and commercial segments. Additionally, EDGE continued to generate meaningful results through LNG cargos optimization and increased volumes directed to the free market. At Moove, the execution of the commercial strategy in response to the fire that occurred in early February at Ilha do Governador Complex remains underway, showing important signs such as market share recovery and beginning the claim compensation recognition. Radar recorded another farm divestment, continuing its portfolio recycling strategy with sales above appraisal value, while maintaining lease revenues in line. Finally, Raízen remains focused on its core business, operational and corporate structure optimization, portfolio recycling, expense reduction, and investment rationalization, besides the capital structure strengthening with the already announced divestments and by replacing short-term working capital lines with long-term debt.

Executive Summary

BRL mn	2Q25	2Q24	Change	1Q25	Change	6M25	6M24	Change
Cosan Corporate[1]								
Net income (loss)	(946)	(227)	n/a	(1,788)	-47%	(2,734)	(419)	n/a
Net debt	17,538	21,568	-19%	17,478	-%	17,538	21,568	-19%
Dividends and interest on capital received[2]	579	2,065	-72%	1,467	-61%	2,046	2,976	-31%
LTM net interest coverage ratio	1.2x	1.3x	0.1x	1.2x	-x	1.2x	1.3x	0.1x
Cosan Portfolio								
Adjusted EBITDA[3,4]								
Rumo	2,279	2,142	6%	1,635	39%	3,915	3,831	2%
Compass	1,216	1,375	-12%	1,297	-6%	2,513	2,269	11%
Moove	505	363	39%	232	n/a	737	704	5%
Radar	134	133	-%	141	-5%	275	269	2%
Raízen	1,890	2,467	-23%	1,976	-4%	3,866	6,414	-40%
Investments[3,5]								
Rumo	1,395	1,176	19%	1,765	-21%	3,159	2,143	47%
Compass	497	438	13%	466	7%	962	969	-1%
Raízen	1,704	2,224	-23%	4,507	-62%	6,211	7,344	-15%
Others[6]	34	58	-41%	55	-38%	89	96	-7%

Notes: (1) Composition of Cosan Corporate as detailed on page 19; (2) Considers the net value of taxes and other shareholders received at Cosan Corporate, including the effect of capital reduction; (3) Considers 100% of the individual results of the businesses, including Raízen S.A; (4) Adjusted EBITDA excludes one-off effects, detailed on page 21 of this report; (5) Investments accounted for on a cash basis and exclude M&A; (6) Considers the investments of other segments Moove, Radar, and Cosan Corporate.

Cosan Corporate ended 2Q25 with a net loss of R$946 million, a reduction of R$719 million compared to 2Q24. This variation is explained by non-recurring effects in the comparative period due to: (i) the recognition of extemporaneous PIS/COFINS tax credits at Raízen; and (ii) the impact from Vale's divestment. These effects were partially offset by the impairment event related to Rumo's Malha Sul, which negatively impacted 2Q24.

In the second quarter, Cosan Corporate's net debt remained stable at R$17.5 billion compared to the previous quarter. The average cost of debt decreased from CDI+0.91% to CDI+0.88%, mainly due to interest rate curve movements and the liability management actions performed in 1Q25.

Debt Service Coverage Ratio (DSCR) ended the period at 1.2x, in line with 1Q25.

Regarding the performance of the business portfolio in 2Q25: (i) Compass's recurring results reflected increase in distributed volumes, especially in the residential and commercial segments, with mix improvement. Additionally, EDGE contributed positively through LNG cargos optimization; (ii) at Rumo, performance was driven by growth in transported volume and the effectiveness of commercial and operational strategies, which combined with strict cost and expenses management helped preserve margins; (iii) Moove's sales volumes were impacted by the fire at Rio de Janeiro's plant. Nevertheless, results were boosted by the beginning of the claim compensation accounting recognition; (iv) at Radar, the 2Q25 results were composed of recurring revenue from the lease of its agricultural properties, along with the sale of a farm; (v) at Raízen, the quarter was marked by: (i) reduced crushing due to rainfall throughout the period, limiting cost dilution; (ii) lower agricultural productivity, still affected by wildfires and climate events from the previous harvest; (iii) a more sugar-oriented mix, supported by improved sugarcane quality despite the scenario; and (iv) in Fuel Distribution Brazil, volume and profitability expanded year-over-year despite negative inventory effects, while in Fuel Distribution Argentina, results were negatively impacted by scheduled refinery maintenance, exchange rate variation, and inventory movements.

Contents

A. Cosan Corporate Result

The result of Cosan Corporate, presented on an accounting basis, except when otherwise indicated, is composed of: (i) equity pickup from direct and indirect interests held in subsidiaries, jointly controlled entities, and associates - see map presented on page 19; (ii) general and administrative expenses of Cosan's corporate structure and other operating income/expenses, mainly composed of contingencies; (iii) financial result that reflects the net cost of the Company's capital structure; and (iv) taxes applicable to the transactions.

A.1 Equity Pickup (MEP)

BRL mn	2Q25	2Q24	Change	1Q25	Change	6M25	6M24	Change
Rumo	100	(530)	630	(30)	130	70	(418)	488
Compass (Cosan Dez)[1]	276	493	(216)	346	(70)	623	740	(117)
Moove	241	130	112	21	220	262	256	7
Radar[2]	38	28	10	34	4	72	59	13
Subsidiaries (a)	656	120	536	371	285	1,026	637	390
Raizen[3]	(94)	51	(146)	(129)	35	(223)	6	(229)
Raizen (Cosan Nove)[3]	(735)	402	(1,137)	(1,008)	273	(1,742)	44	(1,787)
Shared-control company (b)	(829)	453	(1,282)	(1,137)	308	(1,966)	50	(2,016)
Associated companies (c)[4]	—	784	(784)	—	—	—	1,210	(1,210)
Equity pickup Cosan Corporate (a+b+c)	(173)	1,358	(1,531)	(766)	593	(939)	1,897	(2,836)

Notes: (1) The subsidiary Cosan Dez, which holds 88% of Compass, was created in the context of the investment in Vale and is consolidated under Corporate. The effect of the preferred shareholder (Bradesco BBI S.A.) is shown in the line of results attributed to non-controlling shareholders. (2) Result composed of interests in Radar, Tellus, and Janus, of 50%, 20%, and 20%, respectively. (3) The subsidiary Cosan Nove, which holds 39.1% of Raízen S.A., was created in the context of the investment in Vale and is consolidated under Corporate. The effect of the preferred shareholder (Itaú Unibanco S.A.) is shown in the line of results attributed to non-controlling shareholders. Additionally, Cosan maintains a direct 5% stake in Raízen. (4) Composed of the equity pickup result from Vale starting in December 2023.

Cosan Corporate recorded an equity pickup loss of R$173 million in the second quarter of 2025. The negative variation of R$1.5 billion compared to the same period in 2024 is mainly explained by the recognition of tax credits at Raízen, which impacted 2Q24, and by the effect of the divestment of Vale's stake, with impacts starting in January 2025.

Compared to 1Q25, the R$593 million increase reflects the improvement in the operational performance of most portfolio's companies, composed of the beginning of the claim compensation accounting at Moove due to the incident that occurred in 1Q25; higher volumes and the recognition of lost profits in Malha Sul, in Rumo in addition to non-recurring effects at Raízen that negatively impacted 1Q25 results.

A.2 G&A and Other

BRL mn	2Q25	2Q24	Change	1Q25	Change	6M25	6M24	Change
Selling, general & administrative expenses[1]	(78)	(112)	34	(59)	(19)	(137)	(217)	80
Other net operating income (expenses)[1]	(8)	(355)	347	174	(182)	166	(369)	535
Depreciation and amortization	5	4	1	5	—	10	8	2
EBITDA ex-equity pickup (MEP)[2]	(79)	(462)	383	119	(199)	40	(578)	618

Notes: (1) As of 4Q23, this line item includes the results of pre-operational businesses and other investment projects of Cosan, as well as the intermediate holdings Cosan Oito (until December 2024), Cosan Nove and Cosan Dez. (2) Does not include results from discontinued operations.

Cosan Corporate's general and administrative expenses amounted to R$78 million in 2Q25, a reduction of R$34 million compared to the same period in 2024, mainly due to the decrease in the Long-Term Incentive Compensation Plan (ILP) and the share price decline impact in the result.

The line item for other operating income (expenses) showed an improvement of R$347 million versus 2Q24, explained by the negative impact in the comparative period from 0.78% Vale's stake sale at an average price lower than that recorded on November 30, 2023, when the investment began to be accounted under the equity pickup method.

A.3 Financial Result

BRL mn	2Q25	2Q24	Change	1Q25	Change	6M25	6M24	Change
Cost of gross debt	(580)	(1,203)	622	(793)	212	(1,373)	(2,320)	947
Perpetual notes	68	(314)	383	11	57	79	(400)	479
Other debts (Cosan S.A. and Offshores)	(649)	(888)	239	(804)	155	(1,453)	(1,920)	468
Income from financial investments	99	84	15	237	(138)	335	154	181
(=) Interest on net debt	(482)	(1,119)	637	(556)	75	(1,038)	(2,166)	1,128
Total Return Swap (TRS)	(178)	(372)	194	(52)	(126)	(230)	(799)	569
Others charges and monetary variations[1]	13	(10)	23	(91)	104	(77)	508	(586)
Banking expenses, fees and other[2]	(11)	(17)	6	(22)	11	(33)	(25)	(8)
(=) Other effects	(176)	(398)	223	(164)	(11)	(340)	(316)	(24)
Net financial result	(657)	(1,517)	860	(721)	63	(1,378)	(2,481)	1,103

Notes: 1) Includes the effects of mark-to-market (MtM) and unwinding of derivatives in 1Q24 related to the investment in Vale's equity interest. (2) Includes the transfer to banks in 1Q24 related to the investment in Vale's equity interest.

The cost of gross debt in the second quarter of 2025 was R$580 million, a reduction of R$622 million compared to 2Q24, mainly due to liability management actions carried out over the last 12 months, which led to a lower gross debt balance, in addition to the impact of the Brazilian real appreciation against the dollar on the perpetual notes.

Income from financial investments totaled R$99 million in 2Q25, an increase of R$15 million year-over-year, driven by the higher interest rate environment. The weighted average cost of Cosan Corporate's debt decreased from CDI+0.91%[1] p.a. in 1Q25 to CDI+0.88% p.a. in 2Q25.

Other effects ended the quarter at R$176 million, a positive variation of R$223 million compared to 2Q24. This reduction in expense reflects the lower negative impact from the mark-to-market of the Total Return Swap of CSAN3 shares in 2025, due to a softer drop in the share price in 2025 (-11.6%) versus 2024 (-16.4%).

The net financial result for the period was an expense of R$657 million, R$860 million lower than in 2Q24, explained by the reduction in debt cost, lower negative impact from the TRS compared to the prior year, positive exchange rate variation, and higher yield from financial investments. Compared to 1Q25, the R$63 million improvement is explained by the funding costs that impacted the first quarter of the year.

Notes: (1) Includes all debts detailed in item B.1 Debt, including the Perpetual Bond.

A.4 Income Tax and Social Contribution

BRL mn	2Q25	2Q24	Change	1Q25	Change	6M25	6M24	Change
Operating profit (loss) before taxes	(915)	(626)	(289)	(1,372)	457	(2,287)	(1,170)	(1,117)
Income and social contribution taxes, nominal rate (%)	*34.0%*	*34.0%*		*34.0%*		*34.0%*	*34.0%*	
Theoretical expense with income and social contribution taxes	311	213	98	467	(155)	778	398	380
Equity pickup	(59)	462	(520)	(260)	202	(319)	645	(964)
Others	(412)	(16)	(396)	(866)	453	(1,278)	(34)	(1,244)
Effective expense with income and social contribution taxes	(160)	658	(818)	(659)	499	(820)	1,009	(1,829)
Income and social contribution taxes, effective rate (%)	*-17.5%*	*105.1%*		*-48.1%*		*-35.8%*	*86.2%*	
Expenses with income and social contribution taxes								
Current	—	(9)	9	—	—	(1)	(17)	16
Deferred	(160)	668	(827)	(659)	499	(819)	1,026	(1,845)

In 2Q25, income tax and social contribution were impacted by the non-recognition of deferred tax and the fiscal effects of temporary differences that give rise to significant portions of Cosan's deferred tax assets and liabilities.

A.5 Net Income

BRL mn	2Q25	2Q24	Change	1Q25	Change	6M25	6M24	Change
Equity pickup	(173)	1,358	(1,531)	(766)	593	(939)	1,897	(2,836)
G&A	(78)	(112)	34	(59)	(19)	(137)	(217)	80
Other net operation income (expenses)	(8)	(355)	347	174	(182)	166	(369)	535
Financial results	(657)	(1,517)	860	(721)	64	(1,378)	(2,481)	1,103
Expenses with income and social contribution taxes	(160)	658	(818)	(659)	499	(820)	1,009	(1,829)
Non-controlling shareholders	129	(259)	388	244	(114)	373	(258)	631
Net income (loss)	(946)	(227)	(719)	(1,788)	842	(2,734)	(419)	(2,316)
Impairment[1]	—	783	(783)	—	—	—	783	(783)
Adjusted net income (loss)	(946)	556	(1,502)	(1,788)	842	(2,734)	364	(3,098)

Notes: (1) One-off impact related to the impairment of Malha Sul at Rumo, following the climatic events that occurred in Rio Grande do Sul

Cosan Corporate posted a net loss of R$946 million in 2Q25, mainly impacted by the lower equity pickup result, as detailed in item A.1 Equity Pickup (MEP) of this report, partially offset by the improvement in the Financial Result, as addressed in item A.3 Financial Result of this release.

Compared to the first quarter of 2025, the variation is explained by the improved performance of the businesses, driven by Moove's claim compensation recognition and Rumo's higher transported volumes, in addition to the positive variation in the income tax and social contribution line, related to the recognition of tax due to temporary differences arising from debt settlements that occurred in 1Q25.

B. Capital Structure and Cash Flow - Cosan Corporate

B.1 Debt

BRL mn	Company	2Q25	2Q24	Change	1Q25	Change
Cosan Corporate						
Debentures[1]	Cosan S.A.	11,786	9,669	2,117	11,627	159
Bond (Senior Notes 2027)	Offshores	—	2,251	(2,251)	—	—
Bond (Senior Notes 2029)	Offshores	2,785	4,162	(1,377)	2,890	(105)
Bond (Senior Notes 2030)	Offshores	1,460	3,036	(1,576)	1,596	(136)
Bond (Senior Notes 2031)	Offshores	1,628	3,305	(1,677)	1,863	(234)
Perpetual Bond	Offshores	2,763	2,814	(52)	2,907	(144)
Others[2]	Cosan S.A.	1,024	1,024	1	1,026	(1)
(-) MTM	Cosan S.A.	66	(699)	765	(220)	286
Gross debt (ex-IFRS 16)		21,512	25,563	(4,050)	21,689	(177)
(-) Cash, cash equivalents and securities		(3,975)	(3,994)	20	(4,211)	237
Cash, cash equivalents		(3,145)	(2,952)	(193)	(3,209)	64
Securities		(830)	(1,042)	212	(1,002)	172
Net debt (a)		17,538	21,568	(4,031)	17,478	60

Notes: (1) Net value of issuance structures in the international capital markets; (2) Commercial Note in 2025 and 4131 in the comparative periods.

Cosan Corporate's gross debt for the quarter totaled R$21.5 billion, R$4.1 billion lower than in 2Q24 and in line with 1Q25, reflecting the efficiencies captured from liability management actions carried out over the past twelve months. These actions contributed to a reduction in average cost of debt from CDI+0.91% to CDI+0.88% (vs. CDI+1.41% in 2Q24), while maintaining the average maturity above six years.

Net debt for the period remained stable compared to the previous quarter, ending at R$17.5 billion.

B.1.1 Liability Management Strategy

The following table presents the history of strategic liability management movements initiated in January 2025.

	Jan/25	Jan/25	Jan/25	Mar/25	Mar/25
What?	Reduction of gross debt	Reduction of gross debt	Reduction of gross debt	Reduction of gross debt	Extension and reduction of the average cost of debt
How?	Early redemption of the 1st series of the 3rd debenture issuance[1] **(R$ 750 million)**	Early redemption of senior notes 2027[2] **(R$ 2.3 bn)**	Tender offer for senior notes 2029, 2030, and 2031[3] **(R$ 1.3 bn, R$ 1.6 bn, R$ 1.7 bn)**	Tender offer for the 5th and 8th debenture issuance[4] **(R$ 1.1 bn)**	12th debenture issuance[4] **(R$ 2.4 bn)**

Nota (1) Announced in January 2025 and completed in February 2025. (2) Announced in January 2025 and executed in March 2025. (3) Announced in January 2025 and executed in February 2025 and March 2025. (4) Announced and completed in March 2025.

Results (2Q25 x 1Q25)

CDI+0.88%	1.2x	6.2 years	Grace period for amortizations until 2028.
Average cost vs. (CDI+0.91% Mar/25)	DSCR (in line vs. Mar/25)	Average term (vs.6.4 years Mar/25)	

The chart below presents the Company's principal debt amortization schedule as of June 30, 2025, with an average maturity of approximately 6.2 years (vs. 6.4 years in 1Q25).



Amortization schedule[1]
(R$ Mln)
3,975
3,660
5,061
4,133
3,300
1,108
242
242
3,229
Cash
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035+
Medium term
6.2 years
Average cost
0.88%[2]

Notes: (1) Includes only the principal amount of the debts, without considering interest and MTM. Considers the Perpetual Notes in the 2035+ tower, amounting to R$ 2,729 million; (2) Includes all debts detailed in the Cosan 2Q25 Earnings Release.

B.1.2 Leverage and Debt Service Coverage Ratio (DSCR)

BRL mn	2Q25	2Q24	Change	1Q25	Change
Gross debt (a)	93,027	82,502	13%	89,411	4%
Cosan Corporate	21,512	25,563	-16%	21,689	-1%
Business	71,515	56,939	26%	67,722	6%
Cash, cash equivalents and marketable securities (b)	(24,445)	(26,193)	-7%	(29,424)	-17%
Cosan Corporate	(3,975)	(3,994)	—%	(4,211)	-6%
Business	(20,471)	(22,198)	-8%	(25,213)	-19%
Net debt for leverage[1] (c = a - b)	68,582	56,309	22%	59,987	14%
EBITDA LTM[2] (d)	15,928	23,194	-31%	15,455	3%
Effect of lease liabilities (IFRS16) (e)	(2,009)	(2,111)	-5%	(2,368)	-15%
EBITDA LTM (ex-IFRS16) (f = d + e)	13,919	21,083	-34%	13,087	6%
Adjusted EBITDA LTM (ex-IFRS16)[3,4] (f = d + e)	20,132	21,083	-5%	21,194	-5%
Pro forma leverage[5] (g = c / f)	3.4x	2.7x	0.7x	2.8x	0.6x

Notes: (1) Net debt on a pro forma basis, i.e., includes 50% of the amounts related to Raizen, and excludes lease liabilities (IFRS16); (2) EBITDA for the last 12 months on a pro forma basis, i.e., includes 50% of Raizen without one-off adjustments; (3) Excludes one-off effects of impairments from Vale and Rumo. (4) Excludes the effects of agreements in the comparative periods; (5) Leverage for covenant purposes reported at 3.1x.

Leverage ended the quarter at 3.4x, an increase of 0.6x versus 1Q25, resulting from the reduction in LTM EBITDA and an increase in net debt.

Cosan Corporate – BRL mn	2Q25	2Q24	Change	1Q25	Change
Net Dividends and Interest on Capital received LTM[1] (a)	2,612	3,923	(1,311)	3,430	(818)
Interest paid LTM[2,3] (b)	2,258	3,085	(827)	2,801	(543)
Interest Coverage, net (c = a / b)	1.2x	1.3x	-0.1x	1.2x	-x

Notes: (1) Reconciliation in the dividend table in item B.3 Dividends; (2) Includes payment of interest, derivatives linked to debts, and bank derivative expenses; (3) Net financial income starting from 1Q25.

Since 4Q23, we have been presenting the Debt Service Coverage Ratio (DSCR) of Cosan Corporate for the last twelve months, which is calculated by dividing:

- Net Dividends/Interest on Capital (IoC) received LTM: dividends, IoC, and capital reductions received minus dividends paid to preferred shareholders in the last twelve months; and
- Net Interest Paid LTM: considers cash yield, interest paid, and interest derivatives paid in the last twelve months.

This is a fundamental metric in financial management that complements the holding's debt view, considering its flows of dividend and IoC receipts against its financial obligations.

In 2Q25, the DSCR was 1.2x in line with the 1Q25.

B.2 Redemption value of preferred shares

To facilitate understanding and enhance transparency, we report in the table below the value of a potential of the preferred shares held by Cosan Nove and Cosan Dez at the end of 2Q25. The calculation is based on the initial investment amount, adjusted by the current weighted average rate of CDI + 0.6%, less dividends paid and any early redemptions made to non-controlling preferred shareholders (for more information, see explanatory note 5.7 – Financial Risk Management in the Financial Statements as of June 30, 2025).

BRL mn	Initial financial rescue value of preferred shares	Update	Redeemed value of preferred shares[1]	Dividends paid[2]	Updated financial rescued value on 06/30/205
Cosan Nove	4,115	1,214	(2,169)	(845)	2,315
Cosan Dez	4,000	1,292	—	(1,398)	3,894
Total	**8,115**	**2,506**	**(2,169)**	**(2,243)**	**6,209**

Note: (1) On March 31, 2025, we redeemed a portion of the preferred shares issued by Cosan Nove S.A., which had been subscribed by Itaú in December 2022, totaling R$2.2 billion. As a result, Cosan's equity interest in Cosan Nove increased to 87.27%. (2) Includes the effects of capital reduction.

B.3 Dividends

The table below shows a reconciliation of dividends and interest on capital, on a cash basis, received by Cosan Corporate, detailed by subsidiaries, as well as the capital reductions and dividends paid by Cosan to its shareholders.

BRL mn	2Q25	2Q24	Change	2Q25 LTM	2Q24 LTM	Change
Dividends and interest on capital received (a)[1]	579	2,065	-72%	3,405	5,290	-36%
Raízen	—	—	n/a	46	794	-94%
Compass (Cosan Dez)	—	1,320	n/a	2,200	2,200	—%
Rumo	456	52	n/a	456	52	n/a
Moove	—	639	n/a	—	639	n/a
Radar	123	54	n/a	300	179	68%
Others	—	—	n/a	403	1,425	-72%
Dividends and interest on capital paid	—	(1,450)	n/a	(850)	(2,149)	-60%
Cosan S.A. shareholders	—	(782)	n/a	(57)	(782)	-93%
Preferred shareholders (b)	—	(668)	n/a	(371)	(1,367)	-73%
Preferred shareholders Capital reduction (c)	—	—	n/a	(422)	—	n/a
Net dividends received (d) = (a) - (b) - (c)	579	1,397	-59%	2,612	3,923	-33%

Notes: (1) Includes the effects of capital reduction.

B.4 Statement of Cash Flow

R$ mn	2Q25	2Q24	Change	1Q25	Change	6M25	6M24	Change
Sources	598	4,161	(3,564)	10,360	(9,763)	10,958	5,072	5,886
Dividends and interest on capital received[1]	579	2,065	(1,486)	1,467	(889)	2,046	2,976	(929)
Portfolio management: divestments	19	2,096	(2,078)	8,893	(8,874)	8,912	2,096	6,815
Uses	(611)	(2,315)	1,704	(3,253)	2,642	(3,865)	(3,539)	(326)
Interest and other financial expenses	(583)	(729)	146	(432)	(151)	(1,016)	(1,822)	806
Operating cash flow	(24)	(61)	37	63	(87)	39	(100)	139
Portfolio management: acquisitions, contributions & repurchases	—	(73)	73	(2,203)	2,203	(2,203)	(165)	(2,038)
Portfolio management: capex	(4)	(1)	(3)	(4)	—	(8)	(2)	(6)
Dividend distribution	—	(782)	782	—	—	—	(782)	782
Preferential distribution	—	(668)	668	(677)	677	(677)	(668)	(9)
Surplus (consumption) of managerial cash	(14)	1,846	(1,860)	7,107	(7,121)	7,093	1,533	5,560
Liability management	(172)	(478)	305	(6,353)	6,180	(6,525)	(1,308)	(5,217)
Proceeds from new debt	—	1,441	(1,441)	2,443	(2,443)	2,443	4,378	(1,935)
Principal amortization	(172)	(1,919)	1,746	(8,796)	8,623	(8,968)	(5,685)	(3,283)
Others cash effects[2]	(36)	6	(42)	(740)	704	(775)	32	(807)
Foreign exchange in cash and cash equivalent balances	(15)	35	(50)	(131)	117	(146)	67	(213)
Cash generation (consumption)	(237)	1,410	(1,647)	(117)	(119)	(354)	325	(678)
Cash, cash equivalents and securities, initial	4,211	2,584	1,627	4,328	(117)	4,328	3,670	658
Cash, cash equivalents and securities, ending	3,975	3,994	(20)	4,211	(237)	3,975	3,994	(20)

Notes: (1) Includes the effects of capital reduction; (2) Mainly attributable to the cash flow effects of non-debt-related derivative instruments.

The main cash movements at Cosan Corporate during the quarter were: (i) the receipt of dividends from Rumo, totaling R$456 million, and R$123 million from Radar; and (ii) the payment of interest related to the 4th, 5th, 6th, and 10th debenture issuances.

Cosan Corporate ended the quarter with R$4.0 billion cash position, a 5.6% decrease compared to 1Q25.

C. Portfolio Performance

We present below Cosan's EBITDA under management, which includes (i) 100% of the subsidiaries' results and the joint venture entities, including Rumo, Compass, Moove, Radar, and Raízen, adjusted by non-recurring effects, when applicable; and (ii) EBITDA related to the investment in the associate company Vale, accounted for via the equity pickup method until 4Q24.

BRL mn	2Q25	2Q24	Change	1Q25	Change	6M25	6M24	Change
EBITDA under management[1]	6,024	7,264	-17%	5,282	14%	11,306	14,697	-23%
Rumo	2,279	2,142	6%	1,635	39%	3,915	3,831	2%
Compass	1,216	1,375	-12%	1,297	-6%	2,513	2,269	11%
Moove	505	363	39%	232	n/a	737	704	5%
Radar	134	133	1%	141	-5%	275	269	2%
Raízen (100%)	1,890	2,467	-23%	1,976	-4%	3,866	6,414	-40%
Others	—	784	n/a	—	n/a	—	1,210	n/a

Notes: (1) Adjusted EBITDA for one-off effects detailed on page 21 of this report, where applicable.

C.1 Rumo

Indicators	2Q25	2Q24	Change	1Q25	Change	6M25	6M24	Change
Transported volume (mn RTK)	21,827	20,905	4%	16,091	36%	37,917	38,297	-1%
North Operation	17,954	16,640	8%	13,033	38%	30,987	29,938	4%
South Operations	2,861	3,231	-11%	2,080	38%	4,942	6,357	-22%
Containers	1,012	1,035	-2%	977	4%	1,989	2,002	-1%
Yield (R$/000 RTK)	159	163	-2%	169	-6%	163	164	-1%
Adjusted EBITDA[1] (BRL mn)	2,279	2,142	6%	1,635	39%	3,915	3,831	2%
Investments[2] (BRL mn)	1,395	1,176	19%	1,765	-21%	3,159	2,143	47%

Notes: (1) Adjusted EBITDA for one-off effects detailed on page 21 of this report, where applicable; (2) Investments reported on a cash basis; include contracts with customers (IFRS 15) and excludes M&A.

In 2Q25, Rumo transported 21.8 billion RTK, an increase of 4% compared to the same period last year. The performance was driven by an 8% growth in the North Operation, with higher soybean volumes, as well as the consolidation of new pulp and bauxite operations.

Grain export market share through the Port of Santos reached 51% in 2Q25, returning to normalized levels after reporting 44% in 1Q25.

Adjusted EBITDA totaled R$2.3 billion in the second quarter of 2025, an increase of 6% versus 2Q24, reflecting growth in transported volumes, commercial and operational execution efficiency, and disciplined cost management. These factors enabled margin preservation and solid results delivery, even in a more challenging competitive environment than initially anticipated.

Investments amounted to R$1.4 billion in the period, reflecting a normalization in disbursement pace after a higher concentration in 1Q25 (down 21% quarter-over-quarter), with a focus on capacity expansion and infrastructure modernization.

The Financial Statements and Earnings Release of Rumo are available at: ri.rumolog.com/en/.

C.2 Compass

Indicators	2Q25	2Q24	Change	1Q25	Change	6M25	6M24	Change
Volume of natural gas distributed (thousand cbm³)	1,351	1,240	9%	1,240	9%	2,592	2,428	7%
Comgás	1,083	1,051	3%	989	10%	2,073	2,059	1%
Other gas distributors	268	189	42%	251	7%	519	369	41%
Marketing & Services	364	53	n/a	236	54%	599	53	n/a
EBITDA (BRL mn)	1,216	1,375	-12%	1,297	-6%	2,513	2,269	11%
Gas distribution	1,174	1,251	-6%	964	22%	2,138	2,132	-%
Marketing & Services	93	162	-42%	364	-74%	457	210	n/a
Corporate + eliminations	(52)	(38)	36%	(30)	73%	(82)	(73)	13%
Investments[1] (BRL mn)	497	438	13%	466	7%	962	969	-1%

Notes: (1) Investments reported on a cash basis; includes contracts with customers (IFRS 15) and excludes M&A. The guidance disclosed by Compass includes investments on an accrual basis.

At Compass, the volume of natural gas distributed was 9% higher in 2Q25 compared to 2Q24, driven by: (i) the strong pace of new connections and lower temperatures in the residential segment; (ii) improved performance in the hot water sector in the commercial segment; and (iii) increased demand in the chemical and ceramics sectors in the industrial segment. In Marketing & Services, Edge recorded a 6.9x increase in sales compared to 2Q24, due to the expansion of its operating area and greater representation in strategic segments of the free market, supplying natural gas from multiple sources.

EBITDA reached R$1.2 billion in the quarter, a 12% decrease versus 2Q24, reflecting one-off effects that positively impacted the result in the same period last year. Year-to-date, EBITDA grew 11%, supported by higher volumes, a richer mix in the distribution segment, and Edge's improved performance.

In 2Q25, investments were 13% higher than in the same period last year, mainly allocated to the expansion of natural gas distribution operations and EDGE's growth projects.

The Financial Statements and Earnings Release of Compass are available at: compassbr.com.

C.3 Moove

Indicators	2Q25	2Q24	Change	1Q25	Change	6M25	6M24	Change
Volume - lubricant sales[1] (000' cbm)	144	165	-13%	143	1%	287	325	-12%
Net operating revenue (BRL mn)	2,246	2,581	-13%	2,342	-4%	4,588	5,021	-9%
Adjusted EBITDA[2] (BRL mn)	505	363	39%	232	n/a	737	704	5%
Adjusted EBITDA margin (%)	*22.5 %*	*14.1 %*	*8,4 p.p.*	*9.9 %*	*12,6 p.p.*	*16.1 %*	*14.0 %*	*2 p.p.*
Investment (BRL mn)	29	54	-46%	46	-37%	74	88	-16%

Notes: (1) Considers the volume of lubricants and base oils sold; (2) Excludes one-off effects detailed on page 21 of this report, where applicable.

Moove reported EBITDA of R$505 million in 2Q25 (+39% vs 2Q24), impacted by the recognition of losses and partially indemnities confirmed related to the claim. The quarter was marked by South America continuity plan execution, following the fire that occurred in February at Rio de Janeiro plant. Regarding lubricant sales volumes, the company posted a 13% decline compared to the previous period, although volumes have begun to recover, demonstrating Moove's ability to respond and reorganize its new production ecosystem.

C.4 Radar

Income statement for the year – BRL mn	2Q25	2Q24	Change	1Q25	Change	6M25	6M24	Change
Net revenue	184	153	20%	152	21%	336	290	16%
Cost of goods and services sold	(23)	—	n/a	(9)	n/a	(32)	—	n/a
Gross profit	162	153	6%	143	13%	305	290	5%
Selling, general & administrative expenses	(24)	(18)	33%	(22)	9%	(46)	(36)	27%
Other net operating income (expenses)	(4)	(2)	75%	(2)	75%	(5)	(4)	25%
Financial results	19	(59)	n/a	14	38%	33	(51)	n/a
Equity pickup	—	—	n/a	22	n/a	21	20	6%
Expenses with income and social contribution taxes	(22)	4	n/a	(21)	6%	(43)	(15)	n/a
Net income	131	78	68%	134	-2%	265	204	30%
Financial results	(19)	59	n/a	(14)	38%	(33)	51	n/a
Expenses with income and social contribution taxes	22	(4)	n/a	21	6%	43	15	n/a
EBITDA	134	133	1%	141	-5%	275	269	2%

Radar's EBITDA totaled R$134 million in 2Q25, stable compared to 2Q24, reflecting the results from the lease of agricultural properties in the portfolio, in addition to the sale of a farm. The value of the land portfolio was R$16.8 billion, based on the revaluation conducted at the end of 2024 using technical reports, market data, and sale quotations for potential transactions. Of this amount, approximately R$5.2 billion corresponds to Cosan's ownership interest.

C.5 Raízen

Indicators	2Q25	2Q24	Change	1Q25	Change
Crushed cane (mn ton)	25	31	-21%	1	n/a
Agricultural yield (TRS/ha)	10	11	-13%	10	-5%
Ethanol sales volume (000' cbm)	497	672	-26%	788	-37%
Raízen ethanol average price[1] (BRL/cbm)	*3,001*	*2,741*	*9%*	*3,176*	*-6%*
Sugar sales volume (000' tons)	995	765	30%	969	3%
Average Sugar Price (BRL/ton)	*2,651*	*2,531*	*5%*	*2,209*	*20%*
Fuel sales volume (000' cbm)[2]	8,475	8,301	2%	8,149	4%

Notes: (1) The average price of Raízen ethanol is composed of the price of own ethanol and the margin from resale and commercialization operations; (2) Total volume for the Fuel Distribution segment. Volume in Brazil disclosed according to the Sindicom methodology.

R$ MM	2Q25	2Q24	Change	1Q25	Change
Adjusted EBITDA[1]	1,890	2,467	-23%	1,976	-4%
Ethanol, Sugar and Bioenergy (ESB)	863	1,129	-24%	481	79%
Fuel distribution	1,316	1,601	-18%	1,759	-25%
Corporation, elimination and other	(289)	(263)	10%	(265)	9%
Investments[2]	1,704	2,224	-23%	4,507	-62%

Notes: (1) Excludes one-off effects detailed on page 21 of this report, where applicable; (2) Investments reported on a cash basis; includes contracts with customers (IFRS 15) and excludes M&A.

In the first quarter of the 2025/26 crop year, Raízen crushed 25 million tons of sugarcane, a 21% decline versus 2Q24. This drop was driven by adverse hydrological conditions in the previous harvest, wildfires affecting sugarcane fields in the Center-South region, and below-average rainfall during the off-season. Additionally, heavier rainfall delayed cane maturation and slowed down the crushing pace.

Adjusted EBITDA reached R$1.9 billion in the quarter, down 23% year-over-year, mainly due to lower contribution from the Ethanol, Sugar and Bioenergy (ESB) segment, impacted by reduced crushing volumes and weaker cost dilution. Results were also affected by the Fuel Distribution segment in Argentina, which faced scheduled refinery maintenance and inventory losses. These effects were partially offset by stronger performance in Fuel Distribution Brazil and efficiency gains from organizational restructuring and cost management initiatives.

Ethanol, Sugar and Bioenergy (ESB): Adjusted EBITDA totaled R$863 million in 2Q25, a 24% decrease compared to 2Q24, primarily due to pressure on unit costs from lower crushing volumes. The comparative period also benefited from tax credits and non-cash gains related to mark-to-market impacts on energy contracts.

Fuel Distribution: Adjusted EBITDA was R$1.3 billion in the quarter, down 18% versus 2Q24. The decline was driven by one-off impacts from scheduled refinery maintenance and inventory losses due to Brent price volatility in the Argentina operation. These were partially offset by Fuel Distribution Brazil, which delivered higher average margins and operational efficiency gains.

Investments totaled R$1.7 billion in 2Q25, a 23% decrease compared to the same period last year.

The Financial Statements and Earnings Release of Raízen are available at: ri.raizen.com.br.

Appendix I - Financial Statements

Cosan Corporate

Income statement for the year – BRL mn	2Q25	2Q24	Change	1Q25	Change	6M25	6M24	Change
Net revenue	1	—	n/a	—	n/a	1	—	n/a
Gross profit	1	—	n/a	—	n/a	1	—	n/a
Selling, general & administrative expenses	(78)	(112)	-30%	(59)	32%	(137)	(217)	-37%
Other net operating income (expenses)	(8)	(355)	-98%	174	n/a	166	(369)	n/a
Equity pick-up	(173)	1,357	n/a	(766)	-77%	(939)	1,897	n/a
Financial results	(657)	(1,517)	-57%	(721)	-9%	(1,378)	(2,481)	-44%
Expenses with income and social contribution taxes	(160)	658	n/a	(659)	-76%	(820)	1,009	n/a
Result attributed to non-controlling shareholders	129	(259)	n/a	244	-47%	373	(258)	n/a
Net income (Loss)	(946)	(227)	n/a	(1,788)	-47%	(2,734)	(419)	n/a

Balance sheet - BRL mn	2Q25	1Q25
Cash and cash equivalents	3,145	3,209
Marketable securities	504	659
Other current assets	2,558	2,532
Current assets	6,207	6,400
Investment	24,504	24,978
Financial instruments and derivatives - LT	120	326
Property plant and equipment	52	52
Intangible assets	11	11
Other non-current assets	2,206	2,434
Non-current assets	26,893	27,801
Total assets	33,100	34,200
Loans and borrowings - ST	485	453
Financial instruments and derivatives - ST	252	152
Trade accounts payable	1	1
Dividends payable	4	4
Payroll	26	13
Others current liabilities	586	612
Current liabilities	1,354	1,235
Loans and borrowings - LT	20,961	21,456
Financial instruments and derivatives - LT	160	40
Others non-current liabilities	2,021	2,072
Non-current liabilities	23,143	23,568
Total liabilities	24,497	24,803
Shareholders' equity	8,603	9,397
Total liabilities and shareholders' equity	33,100	34,200

Cash flow statement - BRL mn	2Q25	2Q24	Change	1Q25	Change
EBITDA	(253)	895	n/a	(647)	-61%
Non-cash effects / adjustment to income	222	(953)	n/a	595	-63%
Variation in assets and liabilities	(85)	(39)	n/a	(44)	93%
Operating financial result	165	70	n/a	270	-39%
Operating cash flow (a)	49	(26)	n/a	175	-72%
CAPEX	(4)	(1)	n/a	(4)	5%
Dividends received	579	2,065	-72%	147	n/a
Others investments	(6)	2,072	n/a	9,257	n/a
Investment cash flow (b)	569	4,136	-86%	9,400	-94%
Cost of debt	—	1,441	-100%	2,443	-100%
Principal amortization	(172)	(1,919)	-91%	(8,796)	-98%
Dividends paid (d)	—	(1,450)	n/a	(371)	n/a
Interest payment	(483)	(659)	-27%	(589)	-18%
Lease Payment IFRS 16	(3)	(2)	50%	(2)	50%
Derivatives	(100)	(85)	18%	156	n/a
Others borrowings	(1)	(73)	-98%	(2,510)	-100%
Financing cash flow (c)	(758)	(2,747)	-72%	(9,668)	-92%
Impact of exchange rate variation and MtM of shares on cash and cash equivalent balances	(96)	48	n/a	(24)	n/a
Net cash generated in the period	(237)	1,410	n/a	(117)	n/a
Free cash flow to equity (FCFE) (a+b+c-d)	(141)	2,812	n/a	278	n/a

Cosan Consolidated S.A.

Income statement for the year – BRL mn	2Q25	2Q24	Change	1Q25	Change	6M25	6M24	Change
Net revenue	10,478	10,694	-2%	9,663	8%	20,140	20,536	-2%
Cost of goods and services sold	(6,882)	(7,138)	-4%	(6,792)	1%	(13,673)	(14,066)	-3%
Gross profit	3,596	3,556	1%	2,871	25%	6,467	6,470	—%
Selling, general & administrative expenses	(1,101)	(988)	11%	(975)	13%	(2,076)	(1,933)	7%
Other net operating income (expenses)	489	166	n/a	524	-7%	1,013	167	n/a
Impairment	(398)	(2,575)	-85%	(286)	39%	(683)	(2,575)	-73%
Financial results	(1,803)	(2,522)	-29%	(1,903)	-5%	(3,706)	(4,301)	-14%
Equity pick-up	(749)	1,284	n/a	(1,120)	-33%	(1,869)	1,342	n/a
Expenses with income and social contribution taxes	(603)	109	n/a	(1,047)	-42%	(1,649)	124	n/a
Result attributed to non-controlling shareholders	(378)	742	n/a	148	n/a	(230)	287	n/a
Net income (Loss)	(946)	(227)	n/a	(1,788)	-47%	(2,734)	(419)	n/a

Balance sheet – BRL mn	2Q25	1Q25
Cash and cash equivalents	13,528	14,809
Marketable securities	2,723	2,837
Other current assets	10,632	10,407
Current assets	26,883	28,053
Marketable securities	325	343
Financial instruments and derivatives - LT	1,998	2,012
Investment	10,599	11,090
Investment properties	16,733	16,824
Property plant and equipment	24,368	23,761
Intangible assets	26,478	26,590
Other non-current assets	18,653	18,812
Non-current assets	99,154	99,433
Total assets	126,036	127,486
Loans and borrowings	3,874	2,628
Financial instruments and derivatives	2,028	1,820
Trade payables	4,059	3,887
Payroll	583	498
Other current liabilities	4,173	4,307
Current liabilities	14,716	13,140
Loans and borrowings	56,527	58,053
Financial instruments and derivatives	619	560
Others non-current liabilities	21,070	20,963
Non-current liabilities	78,216	79,575
Total liabilities	92,932	92,715
Shareholders' Equity	33,104	34,771
Total liabilities and shareholders' equity	126,036	127,486

Cash flow statement – BRL mn	2Q25	2Q24	Change	1Q25	Change
EBITDA	2,830	2,370	19%	1,982	43%
Non-cash effects / adjustment to income	1,045	1,785	-41%	1,319	-21%
Change in assets and liabilities	(376)	(350)	7%	(2,065)	-82%
Operating financial result	577	487	18%	657	-12%
Operating cash flow (a)	4,075	4,291	-5%	1,893	n/a
CAPEX	(1,925)	(1,672)	15%	(2,285)	-16%
Dividends received	45	57	-20%	138	-67%
Others	70	2,054	-97%	7,621	-99%
Cash flow after investments (b)	(1,810)	440	n/a	5,474	n/a
Cost of debt	1,428	3,222	-56%	6,486	-78%
Loans amortization (principal)	(1,914)	(3,368)	-43%	(11,516)	-83%
Dividends paid (d)	(1,288)	(2,112)	-39%	(415)	n/a
Interest payment	(1,089)	(1,245)	-13%	(1,271)	-14%
Lease Payment IFRS 16	(231)	(202)	14%	(231)	—%
Derivatives	(442)	(304)	45%	63	n/a
Others borrowings	—	(73)	n/a	(2,689)	n/a
Cash flow from financial activities (c)	(3,535)	(4,083)	-13%	(9,573)	-63%
Impact of exchange variation and MtM of shares on cash and cash equivalents	(143)	118	n/a	(94)	52%
Cash generated/consumed in the period	(1,413)	766	n/a	(2,300)	-39%
Free cash flow to equity (FCFE) (a+b+c-d)	17	2,760	-99%	(1,791)	n/a

Appendix II - Segments Reported

Cosan Corporate: reconciliation of the corporate structure which comprises: (i) senior management and corporate teams that incur general and administrative (G&A) expenses and other operating income (expenses), including pre-operational investments; (ii) equity pickup of assets; and (iii) financial result attributed to cash and debts of the parent company, intermediary holding companies (Cosan Nove and Cosan Dez), and offshore financial companies, among other expenses.


Cosan Corporate
Consolidation
Cosan S.A.
Cosan Dez
Cosan Nove
Offshores
Outros
88.0%
30.4%
70%
5%
39.1%
~30%
Compass
Rumo
Moove
Raízen
Radar
Cosan S.A. Parent Company
Operational companies
Intermediary holdings and other non-operating companies

Rumo: Brazil's largest independent rail logistics operator, which operates in nine Brazilian states through railroad concessions, providing services of railroad transportation, storage, and transshipment. **Rumo ("RAIL3")** has been listed since 2015 in B3's Novo Mercado segment.

Compass: **Compass** was created in 2020 with the purpose of expanding and diversifying the gas market in Brazil. In the Natural Gas Distribution segment, Compass has **Comgás** and **Commit**, which holds stakes in concessionaires in different states. The Marketing & Services portfolio, through the **Edge** brand, includes TRSP, biomethane contracts and assets, B2B LNG, and trading gas.

Moove: Based in Brazil, Moove produces, formulates, and distributes lubricants, base oils, and specialties, with operations in 11 countries across South America, North America, and Europe. The company distributes and sells products under the Mobil brand and various proprietary brands for different segments, including industrial, commercial, and passenger/cargo vehicles.

Radar: Includes stakes in the agricultural properties of the companies Radar, Tellus, and Janus, as along with the portfolio manager, represented by the JV with Nuveen, formed in March 2024. **Radar** is a reference in agricultural land management and invests in a diversified portfolio with high appreciation potential, encompassing around 303,000 hectares located in eight Brazilian states.

Raízen: A joint venture created by Cosan and Shell in 2011. Raízen is an integrated bioenergy company with a broad portfolio of renewable products and decarbonization solutions. Since August 2021, Raízen has been listed on B3 under the ticker **"RAIZ4"**.

Ethanol, Sugar, and Bioenergy (ESB) is comprised by the production, sourcing, marketing, and trading of sugar and ethanol, as well as the generation, marketing, and trading of bioenergy (mainly biomass and solar).

Fuel Distribution – Brazil includes the distribution of fuels, production, and sale of Shell lubricants. **Fuel Distribution - Argentina** encompasses refining and production of derivatives, fuel distribution, production

and sale of Shell lubricants, Shell Select convenience stores, and the results of the operation in Paraguay. **Others** includes general and administrative expenses of Raízen's corporate structure, the results of Grupo Nós (Proximity and Convenience), other associates not related to the core business, and the Financial Services Unit.

Cosan Consolidated Accounting Result by Segment

The following table shows the 2Q25 and 6M25 results by business unit, as detailed previously, and on a consolidated basis. All information reflects the consolidation of 100% of the results of subsidiaries, regardless of Cosan's stake, since the Company holds a controlling stake in these companies, except for Raízen (IFRS 10 – for more information, see note 9.1 of the Financial Statements). Note that Cosan Corporate is a reconciliation composed of the Parent Company (Cosan S.A.) and other subsidiaries, as detailed on page 16. The following tables reflect the complete information provided in the Company's Financial Statements. For the purposes of EBITDA reconciliation and consolidation, in the column "Cosan Consolidated Accounting," "Eliminations" reflect the eliminations of operations among all businesses controlled by Cosan.

Result by business unit 2Q25	Cosan Corporate	Rumo	Compass	Moove	Radar	Raízen	Raízen Deconsolidation	Eliminations	Cosan Consolidated
Net revenue	1	3,711	4,335	2,246	184	54,094	(54,094)	(1)	10,478
Cost of goods and services sold	—	(1,886)	(3,280)	(1,694)	(23)	(52,032)	52,032	1	(6,882)
Gross profit	1	1,826	1,055	552	162	2,062	(2,062)	—	3,596
Gross margin (%)	n/a	49%	24%	25%	88%	4%	-4%	—%	34%
Selling expenses	—	(16)	(56)	(386)	—	(1,416)	1,416	—	(458)
General and administrative expenses	(78)	(167)	(211)	(164)	(24)	(660)	660	—	(644)
Other operation income (expenses)	(8)	(383)	83	402	(4)	252	(252)	—	91
Equity pickup	(173)	52	27	—	—	(60)	60	(654)	(749)
Depreciation and amortization	5	570	316	101	—	2,052	(2,052)	—	992
EBITDA	(253)	1,882	1,216	505	134	2,230	(2,230)	(654)	2,830
EBITDA Margin (%)	n/a	51%	28%	22%	73%	4%	-4%	—%	27%
Adjusted EBITDA	(253)	2,280	1,216	505	134	1,890	(1,890)	(654)	3,228
Adjusted EBITDA margin (%)	n/a	61%	28%	22%	73%	3%	-3%	—%	31%
Depreciation and amortization	(5)	(570)	(316)	(101)	—	(2,052)	2,052	—	(992)
Financial results	(657)	(698)	(392)	(75)	19	(2,139)	2,139	—	(1,803)
Income and social contribution taxes	(160)	(280)	(155)	15	(22)	148	(148)	—	(603)
Result attributed to non-controlling shareholders	129	(233)	(76)	(103)	(94)	(2)	2	—	(378)
Net income (Loss) attributable to controlling shareholders	(946)	100	276	241	36	(1,816)	1,816	(653)	(946)

Result by business unit 6M25	Cosan Corporate	Rumo	Compass	Moove	Radar	Raízen	Raízen Deconsolidation	Eliminations	Cosan Consolidated
Net revenue	1	6,678	8,545	4,588	336	111,820	(111,820)	(8)	20,140
Cost of goods and services sold	—	(3,569)	(6,676)	(3,405)	(32)	(107,859)	107,859	8	(13,673)
Gross profit	1	3,109	1,869	1,183	305	3,961	(3,961)	—	6,467
Gross margin (%)	n/a	47%	22%	26%	91%	4%	-4%	—%	32%
Selling expenses	—	(30)	(110)	(758)	—	(3,183)	3,183	—	(898)
General and administrative expenses	(137)	(316)	(392)	(288)	(46)	(1,165)	1,165	—	(1,179)
Other operation income (expenses), net	166	(701)	488	402	(5)	224	(224)	—	350
Equity pickup	(939)	42	52	—	21	(96)	96	(1,045)	(1,869)
Depreciation and amortization	10	1,127	625	198	—	4,269	(4,269)	—	1,960
EBITDA	(899)	3,231	2,513	737	275	4,010	(4,010)	(1,045)	4,812
EBITDA Margin (%)	n/a	48%	29%	16%	82%	4%	-4%	n/a	24%
Adjusted EBITDA	(1,105)	3,914	2,513	737	275	3,865	(3,865)	(1,045)	5,289
Adjusted EBITDA Margin (%)	n/a	59%	29%	16%	82%	3%	-3%	n/a	26%
Depreciation and amortization	(10)	(1,127)	(625)	(198)	—	(4,269)	4,269	—	(1,960)
Financial results	(1,378)	(1,466)	(763)	(133)	33	(4,085)	4,085	—	(3,706)
Income and social contribution taxes	(820)	(402)	(352)	(32)	(43)	(26)	26	—	(1,649)
Result attributed to non-controlling shareholders	373	(166)	(150)	(112)	(174)	(23)	23	—	(230)
Net income (Loss) attributable to controlling shareholders	(2,734)	70	623	261	91	(4,393)	4,393	(1,044)	(2,734)

Appendix III – Reconciliation of EBITDA Adjustments

With the purpose of maintaining a normalized comparison basis, a description follows of non-recurring effects by business line, plus the adjustments indicated in the table, following the criteria below:

EBITDA

2Q25 BRL mn	Cosan Corporate	Rumo	Compass	Moove	Radar	Raízen	JV Deconsolidation	Eliminations	Cosan S.A.
Net income (Loss)	(946)	100	276	241	36	(1,816)	1,816	(653)	(946)
Result attributed to non-controlling shareholders	(129)	233	76	103	94	2	(2)	—	378
Income and social contribution taxes	160	260	155	(15)	22	(148)	148	—	603
Financial results	657	698	392	75	(19)	2,139	(2,139)	—	1,803
Depreciation and amortization	5	570	316	101	—	2,052	(2,052)	—	992
EBITDA	(253)	1,862	1,216	505	134	2,230	(2,230)	(654)	2,830
Assets arising from contracts with clients (IFRS 15)	—	—	—	—	—	147	(147)	—	—
Change in biological assets (IAS 40)	—	—	—	—	—	406	(406)	—	—
Leases (IFRS 16)	—	—	—	—	—	(937)	937	—	—
Non-recurring effects	—	398	—	—	—	44	(44)	—	398
Adjusted EBITDA	(253)	2,260	1,216	505	134	1,890	(1,890)	(654)	3,228

- **Rumo:**
  - Non-recurring effects: provision for Malha Sul's impairment of R$398 million, non-cash.
- **Raízen:**
  - One-off effects: expenses related to the optimization of the operational structure, financial instruments (non-cash) on sugar futures contracts, recognized in margin, and gain on the advantageous purchase of Santa Cândida, recognized under 'other income'.

6M25 BRL mn	Cosan Corporate	Rumo	Compass	Moove	Radar	Raízen	JV Deconsolidation	Eliminations	Cosan S.A.
Net income (Loss)	(2,734)	70	623	261	91	(4,393)	4,393	(1,044)	(2,734)
Result attributed to non-controlling shareholders	(373)	166	150	112	174	23	(23)	—	230
Income and social contribution taxes	820	402	352	32	43	26	(26)	—	1,649
Financial results	1,378	1,466	763	133	(33)	4,085	(4,085)	—	3,706
Depreciation and amortization	10	1,127	625	198	—	4,269	(4,269)	—	1,960
EBITDA	(899)	3,231	2,513	737	275	4,010	(4,010)	(1,045)	4,812
Assets arising from contracts with clients (IFRS 15)	—	—	—	—	—	281	(281)	—	—
Change in biological assets (IAS 40)	—	—	—	—	—	865	(865)	—	—
Leases (IFRS 16)	—	—	—	—	—	(2,706)	2,706	—	—
Non-recurring effects	(206)	683	—	—	—	1,160	(1,160)	—	477
Agreements	—	—	—	—	—	255	(255)	—	—
Adjusted EBITDA	(1,105)	3,914	2,513	737	275	3,865	(3,865)	(1,045)	5,289

- **Cosan:**
  - Realization of previously deferred results from the sale of Vale shares.
- **Rumo:**
  - One-off effects: provision for impairment in the amount of R$683 million in Malha Sul, non-cash.
- **Raízen:**
  - Assets from contracts with customers (IFRS 15): amortization of upfront bonuses granted to customers (resellers), which are conditional upon deadlines and performance targets, particularly the consumption of volumes stipulated in the supply agreement. As contractual conditions are met, the bonuses are amortized and recognized as a deduction from net operating revenue.
  - Biological asset variation (IAS 40): elimination of the fair value variation of the biological asset recorded in cost of goods sold (COGS), as it does not reflect the company's actual performance, but rather the remeasurement of potential results generated by the biological asset over up to two years at market value.
  - Leases (IFRS 16): following the adoption of IFRS 16 and the new accounting treatment for lease contracts, the amortizations of these contracts are now included in the total "Depreciation and Amortization," which is a component of the EBITDA calculation, resulting in higher EBITDA figures.